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BakerBotts.com

February 20, 2013

Division of Corporation Finance	Felix P. Phillips
Securities and Exchange Commission	TEL +1 +1 713.229.1228
100 F Street, NE	FAX +1 +1 713.229.7828
Washington, D.C. 20549	felix.phillips@bakerbotts.com
Attention: Ms. Jennifer Thompson

Re:                             Whole Foods Market, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed November 21, 2012
File No. 000-19797

Dear Ms. Thompson:

At the request of Whole Foods Market, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated February 6, 2013 to Ms. Glenda Flanagan, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012, filed with the SEC on November 21, 2012.  The information and undertakings provided below have been furnished by the Company.

The Company’s response below is preceded with the Staff’s comment for ease of reference.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Comment 1:          We note your analysis of results for fiscal years 2012, 2011 and 2010. Specifically, we note that fiscal year 2012 contained 53 weeks, while fiscal years 2011 and 2010 contained 52 weeks. We further note that your analysis of results did not quantify the impact of the extra week on your results for fiscal year 2012. For example, you indicate on page 20 that fiscal year 2012 sales increased 15.7% over the prior year; however, if your fourth quarter sales are pro-rated for the extra week, it appears that fiscal year 2012 sales would have increased 13.5% over the prior year. Similarly, you indicate on page 20 that fiscal year 2012 net income increased 35.9% over the prior year; however, if your fourth quarter net income is pro-rated for the extra week, it appears that fiscal year 2012 net income would have increased 33.3%. Fiscal years that contain 53 weeks should generally include a quantified analysis of the impact of the extra week on the comparability of your results. We believe this will enable your investors to more clearly understand the underlying drivers behind variations in your results as well as discuss an irregular accounting period that occurs consistently throughout out your history.

Response:             The Company acknowledges the Staff’s comment.  In addition to the Company’s disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations informing stakeholders that fiscal year 2012 was a 53-week year and fiscal years 2011 and 2010 were 52-week years and citing the additional week of sales in the fourth quarter as a driver of sales growth in fiscal year 2013, the Company will quantify in future filings the impact of any extra week on the comparability of its results.

* * * * *

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1228 or A.J. Ericksen of this office at 713.229.1393.  Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

By:	/s/ Felix P. Phillips.
Felix P. Phillips

cc:                                Glenda Flanagan
Albert Percival
Sam Ferguson

February 20, 2013

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Jennifer Thompson

Re:                             Whole Foods Market, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed November 21, 2012
File No. 000-19797

Dear Ms. Thompson:

Whole Foods Market, Inc. (the “Company”) hereby acknowledges in connection with its responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance contained in your letter dated February 6, 2013 that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC.

•                  SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing.

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Whole Foods Market, Inc.

By:	/s/ Glenda Flanagan
Glenda Flanagan
Executive Vice President and Chief Financial Officer